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An Inspirational Faith Based Film on the Life of Anne Beiler, the Founder of Auntie Anne's Pretzels

calledhigherstudios.com   Franklin, TN   ▶ f ⊙   B2B   Entertainment   Film

Highlights

1 This is a Movie to celebrate faithful, Christian Women and the struggles they go through

2 Large Market: Faith driven consumers spend approximately $2 trillion dollars per year

3 Investment Returned Before Filming Begins: It is NOT dependent on the success of the film.

4 Anne founded the World's Largest Pretzel Franchise, Auntie Anne's Pretzels: 1950 stores 27 Countries

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Our Team



Jason Brown Founder & CEO

Jason Brown has produced feature films that have been distributed by Netflix & Walmart. Additionally, he founded a production company which helped to create over 300 hours of network television.

Our goal is to spread the name of Christ through film and television. We've been given talents and the best way that we know how to use them is in the industry that we love, but we don't want to do it alone...that's where YOU come in. We want to do it as a community of believers and investors, together We Are the Called!



Anne Beiler Film Consultant & Subject

Founder of Auntie Anne's Pretzels, Anne turned a humble market stand into a global franchise. Her entrepreneurial journey is a testament to perseverance and the belief that a simple, quality product can create a lasting impact.



Ash Greyson Founder & Head of Advisory Board

Ash's marketing campaigns have played an integral part in the success of many films including God's Not Dead that produced over 60 million dollars in the box office and 2016: Obama's America, the second highest grossing film in its genre.



Phillip Glasser Producer & Advisory Board Member

As an actor, Phil worked with Spielberg as the voice of Fievel in "An American Tail". As a Producer, he's made films with MGM, Lionsgate, Dreamworks, & more. He has



produced over 40 films, and worked with stars such as Edward Norton and Christopher Walken



Jennifer Lind Social Media Strategist

A seasoned media professional, Jennifer channels her passion and expertise in social media marketing, maintaining a strong brand presence, and fostering engagement with viral content that has reached well over 4.5 million people.

Pitch

A STORY THAT HAS TO BE TOLD: The Anne Beiler Project

This is a Story about one woman's journey to stay close to God, all while building the world's largest pretzel empire and keeping her marriage together. Before Anne Beiler founded Auntie Anne's Pretzels, her love and faith were tested by personal tragedy and trauma, including the loss of a child, leading to a journey of resilience, redemption, and enduring love.





THE PROBLEM:

Hollywood consistently tries to make content that audiences do not want to see. They have forgotten the most important people, YOU, the viewers… the consumers of the content. Executives sit in a room and devise marketing plans to get you to see films that they "believe" the world should see and celebrate, but together, we can develop movies that honor biblical values, all while entertaining at the highest level.



THE SOLUTION:

You can join millions of Christian fans who enjoy content that resonates with their values; and through this opportunity…you can become part of making a movie. The amazing story of Anne Beiler, the Founder of the internationally known, Auntie Anne's Pretzels, could possibly be the next big, faith based film and through this offering, YOU have a chance to not only be a part of it…but you could potentially make a return all while breathing life into this amazing project.

FAITH BASED & FOUNDER MOVIE COMPS:

* "The Founder", starring Michael Keaton, explored the rise of McDonald's, chronicling Ray Kroc's journey from a struggling salesman to the force behind the global fast-food empire. The film grossed over $24 million worldwide.



* "Joy," is the inspiring journey of the resilient entrepreneur Joy Mangano, inventor of the Miracle Mop. Starring Jennifer Lawrence, this film explored the pursuit of success amidst adversity, very similar to Anne's journey. "Joy" grossed impressive box office earnings worldwide of over $100 Million Dollars.